UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 FORM 10-SB/A(2)

                  General Form for Registration of Securities of Small Business Issuers Under Section 12(b)
                     of the Securities Exchange Act of 1934

                            RESIDENTIAL RESALES, INC.
                 (Name of Small Business Issuer in its charter)


        FLORIDA                                         75-3026967
(State  or  other  jurisdiction  of        (I.R.S. Employer Identification No.)
Incorporation  or  organization)

             270  NW  3rd  Court                               33432-3720
           Boca  Raton,  Florida                              (Zip  Code)
(Address  of  principal  executive  offices)

                       Issuer's  Telephone:  (561)  368-1427
                    ------------------------------------------
          Securities to be registered under Section 12(g) of the Act:

Title  of each class                         Name of each exchange on which each
to  be  so  registered                       Class  is  to  be  registered
------------------------                     ----------------------------------

                                              -  NONE  -

     Securities  to  be  registered  under  Section  12(b)  of  the  Act:

                          COMMON STOCK $.001 PAR VALUE
                                (Title of Class)

     TABLE  OF  CONTENTS

PART  I   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1

     ITEM  1.     DESCRIPTION  OF  BUSINESS   . . . . . . . . . . . . .    1

     ITEM  2.     PLAN  OF  OPERATION   . . . . . . . . . . . . . . . .    4

     ITEM  3.     DESCRIPTION  OF  PROPERTY . . . . . . . . . . . . . .    4

     ITEM  4.     SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL
                    OWNERS  AND  MANAGEMENT . . . . . . . . . . . . . .    4

     ITEM  5.     DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS
                    AND  CONTROL  PERSONS . . . . . . . . . . . . . . .    6

     ITEM  6.     EXECUTIVE  COMPENSATION   . . . . . . . . . . . . . .    6

     ITEM  7.     CERTAIN  RELATIONSHIPS  AND  RELATED
                    TRANSACTIONS    . . . . . . . . . . . . . . . . . .    7

     ITEM  8.     DESCRIPTION  OF  SECURITIES   . . . . . . . . . . . .    8

PART  II    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    9

     ITEM  1.     MARKET  FOR  COMMON  EQUITY  AND  RELATED
                    STOCKHOLDER  MATTERS  . . . . . . . . . . . . . . .    9

     ITEM  2.     LEGAL  PROCEEDINGS  . . . . . . . . . . . . . . . . .    9

     ITEM  3.     CHANGES  IN  AND  DISAGREEMENTS  WITH
                    ACCOUNTANTS  ON  ACCOUNTING  AND
                    FINANCIAL  DISCLOSURE     . . . . . . . . . . . . .    9

     ITEM  4.     RECENT  SALES  OF  UNREGISTERED  SECURITIES . . . . .    9

     ITEM  5.     INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS . . . .   10

PART  F/S   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   11

     FINANCIAL  STATEMENTS    . . . . . . . . . . . . . . . . . . . . .   12

PART  III   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   12

     ITEM  1.     INDEX  TO  EXHIBITS   . . . . . . . . . . . . . . . .   12

SIGNATURES    . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   12

                                    PART  I


ITEM  1.     DESCRIPTION  OF  BUSINESS

     (A)    BUSINESS  DEVELOPMENT

     The  Company  was  originally  formed  under the name of MEDIA ACQUISITIONS
GROUP,  INC.,  as  a  Florida  corporation  filed  July  1,  1998.

     The Company was formed for the original purpose of acquiring companies providing various media consulting services. However, the Company never activated services and remained inactive. On September 24, 1999, the Company was administratively dissolved for failure to file an annual report.

     On August 10, 2001 an application for Corporation Reinstatement, together with payment of applicable fees, was filed with the Florida Department of State. The Company was reinstated on August 14, 2001.

     On September 17, 2001 Articles of Amendment were filed with the Florida Department of State, changing the name to: RESIDENTIAL RESALES, INC. and changing the authorized capital stock of the Company to Fifty Million (50,000,000) shares of voting common stock at a par value of $.001 per share.

     The Company has received a certification from the Florida Department of State that RESIDENTIAL RESALES, INC. has paid all fees due that office through December 31, 2001, that its most recent annual report/uniform business report was filed on August 14, 2001with the Florida Department of State and its status is active.


(B)     BUSINESS  OF  ISSUER

     BUSINESS  OBJECTIVE;  PRINCIPAL  PRODUCTS;  MARKETS
     ---------------------------------------------------

     The primary objective of Residential Resales, Inc. is the purchase of foreclosed or otherwise distressed residential single-family homes, with the intention of renovating or repairing such homes and placing them on the market for resale as promptly as possible. The Company has not commenced any of its business operations as of the date of this filing.

     For purposes of clarification, under the typical foreclosure situation a homeowner cannot pay the mortgage loan held against the property. The lender files a lawsuit and secures a judicial right to sell the property to recover its loss. A distressed sale occurs when the homeowner is unable to continue the mortgage payments and wishes to sell the residence before the foreclosure procedure begins. It may also occur as a result of other conditions whereby the homeowner is forced to sell the residence immediately.

     The market for the homes to be resold is typically a buyer who wishes to purchase a single-family residence and who can afford to acquire the residence with the down payment required by a lender, but who would not have the funds expended to bring the particular residence to a marketable and satisfactory operating condition. By contrast, Residential Resales, Inc. will purchase the foreclosed home for cash and pay cash for all renovations and/or repair costs.

     SOURCES  FOR  FORECLOSED  RESIDENCES
     ------------------------------------

     The principal sources of the foreclosed residences that the Company may wish to purchase are as follows:

(1)  Property  sold  at  public  auction;

(2)  References  from  wholesale  real  estate  brokers;

(3)  Direct  contact  with  banks  and  savings  and  loan  associations;

(4) Publications that specialize in listing foreclosed properties, such as Florida Foreclosure Report a monthly publication listing pre-foreclosures and foreclosures of residential properties.

     SCOPE  OF  OPERATIONS  AND  PURCHASE  GUIDELINES
     ------------------------------------------------

     - All homes will be purchased only in the Florida counties of Broward, Dade, and Palm Beach.

     - The priced to be paid, per residence acquired, will not generally exceed $60,000.

     - The selling price will be determined by adding the cost of renovation and/or repair to the acquired home and then adding an additional minimum profit of $10,000, including an allowance for certain costs to be pro-rated at the time of sale such as real estate taxes and the cost of collateral items such as title insurance.

     - The anticipated turn-around time, meaning the time from the date of purchase to the date of sale will be 3 months.

     - The homes to be sold will be sold directly by the Company to the greatest extent deemed practical. If necessary, broker services will be used to expedite a given sale.

     COMPETITIVE  BUSINESS  CONDITIONS;  MARKET  SCOPE
     -------------------------------------------------

- The first competitive consideration is to find a home for purchase that is within our pricing limitations and is considered to be priced right for the market for that particular home. The continuing entrance of investors into this area of foreclosure purchases has tended to raise the price of many available properties to levels where we feel a purchase would not be in our best interests. In other words, the base cost and the following repairs and/or renovations would require a selling price that would most likely not provide our desired minimum profit of $10,000. In addition, the Company will be competing against not only individual investors but also against large companies who purchase properties in blocks.

- Once a home is purchased, the Company faces the continuing problem of increased costs to complete repairs and/or renovations.

- Obviously, the major risk factor, once a home is offered for resale, is to conclude a profitable sale. In this regard, a problem in this field is individuals who agree to a purchase contract and are not qualified to receive mortgage financing. The time period of removing the home from the market and then discovering that the purchaser is not mortgage qualified is costly in terms of reduced profits when a sale is concluded.

- Because the Company is selling homes considered to be in the low price area, there is a limited scope of potential buyers - especially ones who are pre-qualified to obtain mortgage financing.

- The profit potential to the Company is wholly dependent upon the ability of its officers to purchase homes and resell them at price levels which will provide net profits to the Company. There is no assurance that these objectives may be realized. It is reasonable to assume that any homes prepared for resale may eventually be sold. However, it may be that an eventual resale will be at a loss.

     Because of the nature of this business there are no statistics that indicate the number of investors in the business or the financial extent of their activities. The Company will basically be in the same competitive position as any other investor seeking to purchase foreclosed residential properties in our anticipated price range.

     GOVERNMENTAL  REGULATIONS,  APPROVAL,  COMPLIANCE
     -------------------------------------------------

     The purchase and sale of residential properties is essentially a private transaction. There are no known governmental regulations or compliance procedures to be considered, federal or state. The sale of a home is reported to the Internal Revenue Service, but this is not an administrative factor in the purchase and sale process. The Company does not expect that environmental laws, federal or state, will have any impact on the planned residential purchases either in terms of compliance or cost or otherwise. We will not purchase any home where environmental concerns exist.

     EMPLOYEES
     ---------

     It is anticipated that the only employee of this business in the near future will be its President. The Secretary of the Company is an officer (in addition to the President) but is not an employee. All other operative functions, such as repairs and/or renovations to residences, will be handled by independent contractors or consultants.

ITEM  2.   PLAN  OF  OPERATION

     At the present time the Company has no overhead costs. The officers of the Company are not on any payroll and the offices of the Company and administrative assistance are now being provided at no cost. This situation will remain constant until such time as the Company has purchased and sold one or more residences.

     The plan of operation for the next twelve months is to purchase one or more residential properties, make necessary repairs and/or renovations, and resell those residences. The Company estimates that it will require $60,000 for the purchase price of a given residence and that it will require $10,000 to cover repairs and/or maintenance. However, it must be emphasized that these cash requirements are estimates only. There is no way to specifically identify these costs until an actual purchase occurs. Until that time, the Company will not require additional cash to main itself in a current position.

     To provide the anticipated cash that will be required, the Company intends to obtain cash loans from certain of its present stockholders, several of whom have expressed an intention to make loans to the Company for the purpose of residence purchases and the repairs and/or renovations that may be required. There is no way to state at this time the amount of loans that will be required. However, in terms of structure, the Company plans to issue the loans as unsecured promissory notes, payable on demand, with annual interest at five percent (5%). All interest will accrue until the note is paid by the Company or demand is made for payment. The Company will have the right of prepayment at any time without penalty. The Company intends to pay off all loans used to acquire and improve a given residence upon such time as a residence is sold.
The Company intends to finance all residence purchases with loans until such time as accrued profits will permit a purchase(s) with Company funds.

ITEM  3.    DESCRIPTION  OF  PROPERTY

     The Company owns no real property, nor does it have any leasehold or option interests at this time.

     The Company executive offices are provided, without payment of rent at this time at 270 NW 3rd Court, Boca Raton, Florida. This address is the location of the offices of the General Counsel of the Company, Ledyard H. DeWees, P.A. who has agreed to provide office space and secretarial assistance without charge.

ITEM  4.   SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND
           MANAGEMENT

A.     SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS

     The table below lists the beneficial ownership of the Companys voting securities by each person known by the Company to be the beneficial owner of more than 5% of such securities.

                            Name  and  Address         Amount  and  Nature      Percent
Title of Class              of Beneficial Owner         of Beneficial Owner     of Class
-----------------------    --------------------------  ---------------------  ------------
Common                      Harry DiFrancesco             2,000,000              66.67
                            2901 Middle River Drive
                            Ft. Lauderdale, FL 33306
-----------------------    --------------------------  ---------------------  ------------
Common                      Kimberly DeWees                 187,500               6.25
                            737 SE 1st Way, Apt. 100
                            Deerfield Beach, FL 33441
-----------------------    --------------------------  ---------------------  ------------

 Common                     Ledyard H. DeWees               187,500               6.25
                            270 NW 3rd Court
                            Boca Raton, FL 33432
-----------------------    --------------------------  ---------------------  ------------

 Common                     Carolyn O'Brien                 187,500               6.25
                            270 NW 3rd Court
                            Boca Raton, FL 33432
-----------------------    --------------------------  ---------------------  ------------

 Common                     Erin O'Brien                    187,500               6.25
                            6845 NW 29th Avenue
                            Fort Lauderdale, FL 33309
-----------------------    --------------------------  ---------------------  ------------


Notes  to  security  ownership:

(1) All shares listed above are owned directly. There are no further stock rights of any type or kind.

(2) Kimberly DeWees is the adult daughter of Ledyard H. DeWees and Erin OBrien is the adult daughter of Carolyn OBrien.

     (B)     SECURITY  OWNERSHIP  OF  MANAGEMENT

     The following information lists, as to each class, equity securities beneficially owned by all directors, and of the directors of the issuer, as a group.

                     Name  and  Address       Amount  and  Nature      Percent
Title  of  Class     of  Beneficial  Owner    of  Beneficial  Owner    of Class

Common               Harry  Di  Francesco           2,000,000             66.67
                     2901  Middle  River  Drive
                     Fort  Lauderdale,  FL

ITEM  5.     DIRECTORS  AND  EXECUTIVE  OFFICERS,  PROMOTORS
             AND  CONTROL  PERSONS

(A)     IDENTIFY  DIRECTORS  AND  EXECUTIVE  OFFICERS

NAME                         AGE               POSITION

Harry  DiFrancesco           74                President
                                               Sole  Director

     Harry DiFrancesco was named as the Sole Director and President of the Company on August 1, 20O1.

     Mr. DiFrancesco purchased 2,000,000 shares of the common stock of the Company on May 2, 2002 acquiring voting control of the Company. He would be considered as a promotor of the Company.

     For over the past five years Mr. DiFrancesco has served, and is still serving, as President and Chairman of the Board of Directors of NorStar Group, Inc. (NSTG.OB). Nortstar Group, Inc. is a Utah corporation qualified to do business in Florida, with its headquarters in Ft. Lauderdale, Florida. The business of Norstar has been to create an Internet online community of One StopShopping for products, entertainment, education and business services from a network of providers. The Company also owns various gold mining claims in Nevada.

     b.     IDENTIFY  SIGNIFICANT  EMPLOYEES

     Andrews S. Peck is the Secretary of the Company. He would not be classified as an executive officer but he is expected to make a significant contribution to the business in terms of consulting and administrative functions. Mr. Peck, age 57, is not a director of the Company. He was named as Secretary of Residential Resales, Inc. on May 1, 2002. For the past five years, Mr. Peck has been self-employed as a business consultant, specializing in preparing business plans for corporations and related entities. Mr. Peck is also a director and the Secretary of NorStar Group, Inc.

     c.     FAMILY  RELATIONSHIPS

     Not  applicable.

     d.     INVOLVEMENT  IN  CERTAIN  LEGAL  PROCEEDINGS

     Not  applicable.

ITEM  6.     EXECUTIVE  COMPENSATION

a.     GENERAL

     Harry DiFrancesco is the President and sole Director of the Company. Andrews S. Peck is the Secretary. There are no other individuals involved in the management or administration of this Company. Neither of the above-named individuals receives any form of compensation, direct or indirect, and no compensation is being accrued on the books of the company.

     The Company has no plans at this time for executive compensation in any form. The sole Director receives no compensation or fringe benefit in any form.

b.     SUMMARY  COMPENSATION  TABLE

       Not  applicable.

c.     OPTION  /  SAR  GRANTS  TABLE

       Not  applicable

d.     AGGREGATED  OPTION  /  SAR  EXERCISES  AND  FISCAL  YEAR-END
       OPTIONS  /  SAR  VALUE  TABLE

       Not  applicable.

e.     LONG-TERM  INCENTIVE  PLAN  AWARDS  TABLE

       Not  applicable.

f.     COMPENSATION  OF  DIRECTORS

     There are no arrangements whatsoever pertaining to compensation for the sole director

g.     EMPLOYMENT  CONTRACTS  AND  TERMINATION  OF  EMPLOYMENT
       AND  CHANGE-IN-CONTROL  ARRANGEMENTS.

       Not  applicable.

h.     REPORT  ON  REPRICING  OF  OPTIONS/SARS

       Not  applicable.

ITEM  7.     CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

a.     TRANSACTIONS  WITH  PROMOTORS

     Harry DiFrancesco is the only promotor of the Company. He has never received anything of value, tangible or intangible, directly or indirectly, from the Company.

     Harry DiFrancesco is the owner of 2,000,000 shares of the common stock of the Company. He purchased these shares as founders stock under the authority of the Board of Directors on May 2, 2002 for a cash payment to the Company of $2,000.00.

ITEM  8.     DESCRIPTION  OF  SECURITIES

a.     COMMON  STOCK

     The Company is authorized to issue 50,000,000 (Fifty Million) shares of common stock, with a par value of $.001 per share. Each share of common stock has one vote.

     Florida Statute 607.0728 provides that shareholders do not have a right to cumulate their votes unless the articles of incorporation so provide. The Articles of this Company make no provision whatsoever for cumulative voting rights.

     There are no fixed rights to dividends on the common stock. Dividends may be paid in cash, stock, or otherwise as determined by the Board of Directors from funds lawfully available for such distributions.

     The Articles of Incorporation do not provide for any preemptive rights to stockholders. Consequently, under Florida law the stockholders do not have preemptive rights.

     All shares of common stock when issued shall be fully paid and shall be non-assessable.

b.     DEBT  SECURITIES

       None.

c.     OTHER  SECURITIES  TO  BE  REGISTERED

       None.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     A.     MARKET  INFORMATION

     There is no public trading market for the Companys stock and management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker regarding a public market for the stock.

     There are no warrants or options or convertible securities of the Company outstanding.

     Out of 3,000,000 total shares of voting common stock outstanding, there are 2,250,000 shares that are restricted. None of these shares are eligible for sale under Rule 144. There are 750,000 shares of common stock that are free trading. There are no agreements between the stockholders and the Company pertaining the registration under the Securities Act of their shares.

     B.     HOLDERS

     There  are  30  shareholders  of  record  of  the  Companys  common  stock.

     C.     DIVIDENDS

     The Company has not paid any dividends to date and has no plans to do so in the foreseeable future.

     D.    SECURITIES  AUTHORIZED  FOR  ISSUANCE  UNDER  EQUITY
           COMPENSATION  PLANS.

     None.

ITEM  2.     LEGAL  PROCEEDINGS

     There is no litigation of any type whatsoever pending or threatened by or against the Company, its officers and/or its director.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     The Company has not changed accountants during the previous two year period to the date of this registration statement and there are no disagreements with the findings of said accountants.

ITEM  4.     RECENT  SALES  OF  UNREGISTERED  SECURITIES


     On March 1, 2002 the Company elected to offer for sale 250,000 shares of its common stock at $.01 per share. The offering was conducted under Rule 504 of Regulation D, as prom-ulgated by the Securities & Exchange Commission. All sales were conducted under a Subscription Agreement, a copy of which is included here as Exhibit #99 at Page E-28.

     Pursuant to the requirements of this Regulation D offering, Form D was filed with the Securities and Exchange Commission on April 17, 2002.

     Regarding this offering, the following additional information is submitted:

- All sales were conducted by officers of the Company and no commissions were paid.

     Sales were made to 25 individuals for a total of 250,000 shares. All sales were, made for cash, with total payments of $2,500. All proceeds were paid directly to the Company without escrow. All proceeds were received by the Company on a net basis, there being no charges against the sales. The names of the 25 purchasers of the common stock and the shares purchased by each person for a cash consideration of $100.00 are as follows:


Owner                             Shares Purchased
--------------------------------  ----------------------

Bonita Gralnik                     10,000
David Gralnik                      10,000
Lauren Gralnik                     10,000
Theresa Chick                      10,000
W.C. Chick                         10,000
Harriet Peck                       10,000
Andrew S. Peck                     10,000
Alene Naccarato                    10,000
Nat Naccarato                      10,000
Bonnie Irby                        10,000
William Malloy                     10,000
Margaret Malloy                    10,000
QOC, Inc.                          10,000
Erin o'Brien                       10,000
L. Scott Combs                     10,000
Michelle Combs                     10,000
Jennifer Pidcock                   10,000
Garth Pidcock                      10,000
Mary Ann Dombrowe                  10,000
Carolyn C. O'Brien                 10,000
Ginger DiFrancesco                 10,000
Richard DiFrancesco                10,000
Alice Foster                       10,000
George Foster                      10,000
Scott Foster                       10,000

    The offering has been terminated by the action of the Board of Directors.

     Although not a public sale, for purposes of full disclosure on July 15, 1998 the Company issued stock to Kimberly DeWees, Ledyard H. DeWees, Carolyn O'Brien and Erin O'Brien. The stock was issued in exchange for consulting, research and site inspection work performed by those four individuals. Florida Statute Section 607.0621 permits the exchange of stock for services rendered to the Company. The amount of shares held by each of the above-listed persons is 187,500, as previously identified in Item 4(a) of Part I. It is the position of the Company that these transactions are exempt from registration as being within
Section 4(2) of the Securities Act of 1933, as amended, being sales by an issuer not involving any public offering.

ITEM  5.     INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

     ARTICLE VII of the Bylaws of the Company, entitled INDEMNIFICATION AND INSURANCE provides as follows:

SECTION  1.  INDEMNIFICATION  UNDER  BOA  SECTION  607.0850

     The corporation shall have the power to indemnify any director, officer, employee, or agent of the corporation as provided in Section 607.0850 of the Business Corporation Act.

SECTION  2.  ADDITIONAL  INDEMNIFICATION

     The corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any Bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in the person's official capacity and as to action in another capacity while holding such office. However, such further indemnification or advancement of expenses shall not be made in those instances specified in Section 607.0850(7) (a-d) of the Business Corporation Act.

     Florida Statute 607.0850 provides for the indemnification of a director and/or officer who is a party to any legal proceeding against them if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     Florida Statute 607.0850(7) also provides that there shall be no indemnification to or on behalf of any director or officer if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute (a) a violation of criminal law unless the officer or director had reasonable cause to believe his or her conduct was unlawful; (b) a transaction whereby the director or officer derived an improper personal benefit; (c) in the case of a director, a violation of his or her fiduciary duties; or (d) willful misconduct.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or controlling persons pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities & Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

                                     PART  F/S
FINANCIAL  STATEMENTS

     Attached audited financial statements for RESIDENTIAL RESALES, INC. (F/K/A MEDIA ACQUISITIONS GROUP, INC.) for the fiscal year ending April 30, 2002, and from the period of inception are submitted in compliance with Item 310 of Regulation S/B.
                                       11

                            RESIDENTIAL RESALES, INC.
                     (F/K/A MEDIA ACQUISITIONS GROUP, INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                                 APRIL 30, 2002

                            RESIDENTIAL RESALES, INC.
                     (F/K/A MEDIA ACQUISITIONS GROUP, INC.)
                          (A DEVELOPMENT STAGE COMPANY)


                                    CONTENTS
                                    --------


                                                 PAGE

Independent  Auditors  Report                     F-1

Financial  Statements:

  Balance  Sheets                                 F-2

  Statements  of  Operations                      F-3

  Statement  of  Changes  in  Stockholders
  Equity                                          F-4

  Statements  of  Cash  Flows                 F-5  to  F-6

  Notes  to  Financial  Statements            F-7  to  F-10

                    [EARL M. COHEN, C.P.A., P.A. LETTERHEAD]


                          INDEPENDENT AUDITOR'S REPORT

To  The  Board  of  Directors
Residential  Resales,  Inc.

We have audited the accompanying balance sheets of Residential Resales, Inc. (F/K/A Media Acquisitions Group, Inc.) (a development stage company), as of April 30, 2002 and 2001 and the related statements of operations, changes in stockholders' equity and cash flows for each of the two years then ended and for the period from June 29, 1998 (inception) through April 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Residential Resales, Inc. (F/K/A Media Acquisitions Group, Inc.) (a development stage company) as of April 30, 2002 and 2001, and the results of its operations and its cash flows for each of the two years then ended and for the period from June 29, 1998 (inception) through April 30, 2002 in conformity with accounting principles generally accepted in the United States.

                                             /s/ Earl M. Cohen, CPA, PA
May  29,  2002
Boca  Raton,  Florida

                            RESIDENTIAL RESALES, INC.
                     (F/K/A MEDIA ACQUISITIONS GROUP, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
                            APRIL 30, 2002 AND 2001


                                     ASSETS
                                     ------

                                                                   2002          2001
                                                                  ----------  ----------
CURRENT ASSETS
  Cash                                                             $     909    $   -
  Stock subscriptions receivable                                       3,500        -
                                                                  ----------  ----------


TOTAL ASSETS                                                       $   4,409    $   -
                                                                  ==========  ==========

                      LIABILITIES AND STOCKHOLDERS EQUITY
                      -------------------------------------

CURRENT LIABILITIES
 Due to stockholder                                                $   1,111    $   -

STOCKHOLDERS EQUITY                                                    3,298        -
                                                                  ----------  ----------


TOTAL LIABILITIES AND STOCKHOLDERS
 EQUITY                                                             $  4,409    $   -
                                                                  ==========  ==========


                Read accompanying Notes to Financial Statements.
                                       F-2

                            RESIDENTIAL RESALES, INC.
                     (F/K/A MEDIA ACQUISITIONS GROUP, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS

                                                                                                                       June  29,
                                                                                                                          1998
                                                                                    Year Ended      Year Ended        (Inception)
                                                                                     April 30,       April 30,        to April 30,
                                                                                       2002            2001               2002
                                                                                      ----------  ----------------   --------------
REVENUES                                                                                $     -      $      -          $       -

EXPENSES
 General and administrative                                                               1,202             -              6,202
                                                                                      ----------  ----------------   --------------

NET (LOSS)                                                                              $(1,202)     $       -         $  (6,202)
                                                                                      ==========  =================  ==============

(LOSS) PER SHARE                                                                        $                    -         $       -
                                                                                      ==========  =================  ==============

WEIGHTED AVERAGE NUMBER OF SHARES
 OUTSTANDING                                                                          755,370         750,000
                                                                                      ==========  =================

                Read accompanying Notes to Financial Statements.
                                       F-3

                            RESIDENTIAL RESALES, INC.
                     (F/K/A MEDIA ACQUISITIONS GROUP, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
          PERIOD FROM JUNE 29, 1998 (INCEPTION) THROUGH APRIL 30, 2002

                                                                         Deficit
                                                                       Accumulated
                                   Common  Stock         Additional    During  the
                                Number  of    Par         Paid-In      Development
                                  Shares     Value        Capital        Stage            Total
                                -----------  ------     ------------   -------------   -----------

July 15, 1998 - Common shares
 issued to founders for services
 rendered (after retroactive
 adjustment to reflect 150 to 1
 stock split)                      750,000    $750        $4,250         $    -           $5,000

Net (loss)                               -      -              -          (5,000)         (5,000)
                                -----------  ------     ------------   -------------   -----------


Balance - April 30, 1999            750,000    750         4,250          (5,000)              -

Net (loss)                                -      -             -               -               -
                                -----------  ------     ------------   -------------   -----------


Balance - April 30, 2000            750,000    750         4,250          (5,000)               -

Net (loss)                                -      -             -               -                -
                                -----------  ------     ------------   -------------   -----------


Balance - April 30, 2001            750,000    750         4,250          (5,000)               -

March 1,2002 - Common shares issued
 to founder for stock subscriptions
 receivable                       2,000,000  2,000             -               -            2,000
March 2002 - Common shares
 issued for cash                    100,000    100           900               -            1,000
April 2002 - Common shares
 issued for stock subscriptions
 receivable                         150,000    150          1,350               -           1,500

Net (loss)                                -      -              -          (1,202)         (1,202)
                                -----------  ------     ------------   -------------   -----------


Balance - April 30, 2002          3,000,000 $3,000         $6,500         $(6,202)       $  3,298
                                ===========  ======     ============    ============   ===========

                Read accompanying Notes to Financial Statements.

                            RESIDENTIAL RESALES, INC.
                     (F/K/A MEDIA ACQUISITIONS GROUP, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENTS OF CASH FLOW

                                                                                                                       June  29,
                                                                                                                          1998
                                                                                    Year Ended      Year Ended        (Inception)
                                                                                     April 30,       April 30,        to April 30,
                                                                                       2002            2001               2002
                                                                                      ----------  ----------------   --------------

CASH FLOWS FROM OPERATING ACTIVITIES:
 Net (loss)                                                                             $(1,202)      $  -               $(6,202)
 Adjustments to reconcile net loss to
  cash used in operating activities:
    Common shares issued for services
     rendered                                                                               -            -                 5,000
                                                                                      ----------  ----------------   --------------

NET CASH USED IN OPERATING ACTIVITIES                                                    (1,202)         -                (1,202)
                                                                                      ----------  ----------------   --------------


CASH FLOWS FROM FINANCING ACTIVITIES:
 Issuance of common stock                                                                 1,000          -                 1,000
 Increase in amount due to stockholder                                                    1,111          -                 1,111
                                                                                      ----------  ----------------   --------------


NET CASH PROVIDED BY FINANCING ACTIVITIES                                                 2,111           -                2,111
                                                                                      ----------  ----------------   --------------


NET INCREASE IN CASH                                                                        909           -                  909

CASH - BEGINNING                                                                              -           -                    -
                                                                                      ----------  ----------------   --------------


CASH - ENDING                                                                           $   909        $  -             $    909
                                                                                      ==========  =================  ==============

                Read accompanying Notes to Financial Statements.

                            RESIDENTIAL RESALES, INC.
                     (F/K/A MEDIA ACQUISITIONS GROUP, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOW


                                                                                                                       June  29,
                                                                                                                          1998
                                                                                    Year Ended      Year Ended        (Inception)
                                                                                     April 30,       April 30,        to April 30,
                                                                                       2002            2001               2002
                                                                                      ----------  ----------------   --------------
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING
 AND FINANCING ACTIVITIES:
 Common shares issued for services rendered.                                           $     -        $    -          $   5,000
                                                                                      ===========  ================   =============
 Common shares issued for stock subscriptions
 receivable.                                                                           $ 3,500        $    -          $   3,500
                                                                                      ===========  ================   =============



                Read accompanying Notes to Financial Statements.

                            RESIDENTIAL RESALES, INC.
                     (F/K/A MEDIA ACQUISITIONS GROUP, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 APRIL 30, 2002



NOTE  1.     ORGANIZATION
             ------------

Residential Resales, Inc. (formerly known as Media Acquisitions Group, Inc. was incorporated on June 29, 1998 under the laws of the State of Florida originally to provide media consulting services. On September 17, 2001, the Articles of Incorporation were amended to change the name to Residential Resales, Inc. In addition, the company changed its business plan to the acquisition and renovation of foreclosed or distressed residential homes for resale. The companys headquarters is in Boca Raton, Florida.

The Company has no revenues to date. Since its inception, the Company has been dependent upon the receipt of capital investment or other financing to fund its continuing activities. In addition to the normal risks associated with a new business venture, there can be no assurance that the Companys product development will be successfully completed or that it will be a commercial success. Further, the Company is dependent upon certain related parties to provide continued funding and capital resources.

NOTE  2.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
             ----------------------------------------------
INCOME  TAXES
-------------

Deferred income taxes are provided for differences between the basis of assets and liabilities for financial and income tax reporting. A valuation allowance is provided against deferred income tax assets in circumstances where management believes recoverability of a portion of the assets is not reasonably assured.

(LOSS)  PER  SHARE
------------------

(Loss) per share is computed by dividing net (loss) for the year by the weighted average number of shares outstanding.

                            RESIDENTIAL RESALES, INC.
                     (F/K/A MEDIA ACQUISITIONS GROUP, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 APRIL 30, 2002



NOTE  2.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)
             ----------------------------------------------------------

STATEMENT  OF  CASH  FLOWS
--------------------------

     For purposes of this statement the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

USE  OF  ESTIMATES
------------------

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Accordingly, actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE  3.     STOCK  SUBSCRIPTIONS  RECEIVABLE
             --------------------------------

Stock subscriptions receivable represent subscriptions for 2,150,000 common shares for a total amount of $3,500, 2,000,000 common shares of which were issued to a founder for a total of $2,000. The receivable was paid in cash on May 9 and May 14, 2002.

NOTE  4.     INCOME  TAXES
             -------------

As of April 30, 2002 and 2001, no deferred income taxes have been recorded due to the Company having no history of profitable operations. Significant components of the Companys net deferred income tax asset are as follows:

                            RESIDENTIAL RESALES, INC.
                     (F/K/A MEDIA ACQUISITIONS GROUP, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 APRIL 30, 2002



NOTE  4.     INCOME  TAXES  (CONTINUED)
             -------------------------

                                                 2002        2001
                                                 ----        ----

            Start-up  expenditures              $1,200       $900
            Less:  Valuation  allowance         (1,200)      (900)
                                                ------       ----

            Net  deferred  income  tax
             asset                              $  -         $  -
                                                 =====       ====

During the year ended April 30, 2002, the valuation allowance increased by $300.

The reconciliation of income tax (benefit) computed at the federal statutory rate to income tax expense (benefit) is as follows:

                                                  2001        2000
                                                  ----        ----

  Tax  (benefit)  at  federal
  statutory  rate                               (15.00)%    (15.00)%
  State  tax  (benefit),  net  of
   federal  benefit                              (3.63)      (3.63)
  Valuation  allowance                            18.63       18.63
                                                  ------      ------

  Tax  provision  (benefit)                       00.00%      00.00%
                                                  ======      ======

NOTE  5.     CAPITAL  STOCK
             --------------

The Company had originally 5,000 common shares authorized, issued and outstanding with a par value of $1 per share. On September 17, 2001, the Articles of Incorporation were amended to increase the number of authorized common shares to 50,000,000 and to decrease the par value to $.001 per share. In addition, on March 1, 2002, the Board of Directors approved a 150 to 1 stock split. As a result of the stock split, the original 5,000 common shares issued and outstanding with a par value of $1 per share as of the date of inception have been retroactively adjusted to 750,000 common shares with a par value of $.001 per share.

                            RESIDENTIAL RESALES, INC.
                     (F/K/A MEDIA ACQUISITIONS GROUP, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 APRIL 30, 2002



NOTE  5.     CAPITAL  STOCK(CONTINUED)
             ------------------------

During March 2002, the Company offered 250,000 common shares for sale at $.01 per share under Rule 504 of Regulation D of the Securities Act of 1933. As of April 30, 2002, 100,000 common shares were sold for cash totaling $1,000 and another 150,000 common shares were sold through stock subscriptions receivable totaling $1,500.

As  of  April  30,  2002,  3,000,000  common shares were issued and outstanding.

NOTE  6.     RELATED  PARTY  TRANSACTIONS
             ----------------------------

DUE  TO  STOCKHOLDER
--------------------

Due to stockholder represents payments made for corporation fees and supplies on behalf of the Company. The amount due to stockholder is expected to be repaid within the next twelve months.

                                    PART III

ITEM  1.     INDEX  TO  EXHIBITS

     EXHIBIT  NUMBER         PAGE  NUMBER         DESCRIPTION
     ---------------         ------------         -----------

          3(i)(a)               E-1               Articles  of Incorporation of
                                                  MEDIA  ACQUISITIONS
                                                  GROUP,  Inc.

          3(i)(b)               E-6               Certification  of
                                                  Reinstatement

          3(i)(c)               E-7               Articles  of  Amendment
                                                  changing  name to RESIDENTIAL
                                                  RESALES,  INC.

          3(i)(d)               E-9               Certification  of status of
                                                  RESIDENTIAL  RESALES,  INC.

          3(ii)                 E-10              Bylaws of RESIDENTIAL
                                                  RESALES, INC.

          99                    E-28              Subscription  Agreement


                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             RESIDENTIAL  RESALES,  INC.,

DATE:  September 12,  2002                   By: /s/  Harry  DiFrancesco
                                             --------------------------
                                             Harry  DiFrancesco
                                             President  and  Director